                                                      December 5, 2006

VIA FAX AND EDGAR

Mr. Paul Monsour
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
101 F Street, N.E.
Washington, D.C. 20549

RE:	Five Star Quality Care, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 13, 2006

Form 10-Q for the quarters ended March 31, June 30, September 30, 2006
File No. 1-16817
Dear Mr. Monsour:

The purpose of this letter is to respond to the letter of November 20, 2006 we received from Mr. Larry Spirgel. For your convenience, the original comments appear in bold text, followed by our responses (dollars in thousands).

Annual Report filed on form 10-K for the year ended December 31, 2005

Note 2 - Summary of Significant Accounting Policies, page F-7

1.
Tell us and disclose in the notes to the financial statements your accounting policy with regard to the lease transactions described in Note 1 on page F-7, Note 7 on page F-13 and in Note 9 on page F-14.

We have a total of six leases covering all of our communities that we rent, five of which are with Senior Housing Properties Trust, or SNH, and one with Healthcare Properties Investors, Inc.

On the inception date of a lease and upon any relevant amendments to such lease, we test whether such lease should be classified as either a capital lease or an operating lease in accordance with Statement of Financial Accounting Standards No. 13, “Accounting for Leases”, or SFAS No. 13. Giving consideration to the four primary criteria for assessing whether a lease is a capital lease or an operating lease under SFAS No. 13, we believe the following are the relevant factors in our analysis:

Mr. Paul Monsour, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
December 5, 2006

•	Our leases do not include a transfer of ownership and there is no long-term creditor involved with our leases; therefore, our leases are not sales-type or leveraged leases.

•	Our leases do not include a bargain purchase option. In fact, they do not include a purchase option at all.

•
All of our leases have initial terms of less than twenty years, and none of our leases have mandatory renewal periods. At the time we entered into each lease, we determined that the lease term was less than 75% of the estimated remaining economic life of the leased asset.

•
At the inception of each lease and upon each relevant amendment, the present value of the minimum lease payment was less than 90% of the fair value of the leased property. Fair value was determined utilizing recent sales prices of the actual leased property or recent sales of comparable properties, or with the assistance of independent third party professionals.

Accordingly, we classify and account for our six leases as operating leases since they do not meet the requirements of the SFAS No. 13 criteria for capital lease classification.

In future filings, as applicable, we will expand our disclosures in the Notes to our Consolidated Financial Statements to include the following:

“On the inception date of a lease and upon any relevant amendments to such lease, we test the classification of such lease as either a capital lease or an operating lease in accordance with SFAS No. 13, “Accounting for Leases”. None of our leases have met any of the criteria to qualify as a capital lease under SFAS No. 13, and, therefore, all of our leases have been accounted for as operating leases.”

2.	Tell us in detail of your basis in GAAP for classifying the restricted cash balances disclosed on page F-8 as current assets in your Balance Sheet.

Page F-8 lists three items that we have classified as current assets as of December 31, 2005. We historically have considered the guidance in Accounting Research Bulletin 43, or ARB 43, as to which assets may be considered current and what we may utilize in our normal business operating cycle. The purpose of each asset, the amount of each such asset and our basis for classifying each such asset as a current asset are as follows:

Mr. Paul Monsour, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
December 5, 2006

	Purpose of Asset	Current Portion	Basis for Classification as a Current Asset
1.	Future capital expenditures, as required by our leases with SNH or our management agreements with Sunrise Senior Living Services, Inc.	$ 5,060	This asset will be used over a period of less than one year to fund near-term capital expenditures, the majority of which are reimbursed by SNH (as discussed further in comment 4).
2.	Real estate taxes and capital expenditures as required by our mortgages	2,000	This asset will be used over a period of less than one year for current real estate tax obligations and near-term capital expenditures.
3.	Resident security deposits	3,221
This asset secures a current liability for amounts that we would refund to our residents generally upon the termination of their resident agreements or continuing care contacts with us. All of our resident agreements or continuing care contracts with our residents are for periods of one year or less.

	Total	$10,281

3.
We note on page F-10 that you reclassified the refundable portion of resident admission fees to current liabilities. However, it is unclear to us why you believe that it is appropriate under GAAP to classify the restricted cash for such fees to current assets. Please revise or advise in detail.

As noted in our response to comment 2 above, we historically have considered the guidance of ARB 43 in determining the balance sheet classification of our working capital accounts. The restricted cash that we have classified as a current asset secures a current liability for amounts that we would refund to our residents generally upon the termination of their contracts with us. All of our contracts with our residents are for periods of one year or less. In most cases, our contracts are terminable at our residents’ option within 30 days.

Note 7 - Leases, page F-13

4.
Addressing the relevant accounting literature, tell us how you accounted for the transaction in which Senior Housing funded $15,470 for renovations and improvements and for the increase in the annual minimum rent to Senior Housing by 10% of the amount funded, or $1,547.

Under each lease agreement with SNH, we are required to operate the leased communities continuously and maintain the leased communities (including structural and nonstructural components) in good order. From time to time, as is our right but not our obligation under each lease agreement, we may request SNH to reimburse us for amounts needed for capital improvements and renovations to the communities subject to such lease agreement in

Mr. Paul Monsour, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
December 5, 2006

return for rent adjustments calculated under formulas set forth in such lease agreement. These renovations and capital improvements are reimbursed at an amount equal to our third party costs.

We account for each of these transactions in accordance with Statement of Financial Accounting Standards No. 98, “Accounting for Leases”, or SFAS No. 98, and we believe the relevant criteria for sale-leaseback accounting under SFAS No. 98 have been met.

More specifically, we actively use the communities and related improvements we lease from SNH; SNH’s reimbursement in respect of our capital improvements and renovations demonstrates its continuing investment in the communities we lease from them; and, we believe there are no attributes within our lease agreements with SNH that could be construed as continuing involvement by us, as defined within SFAS No. 98. Accordingly, we believe that we have properly accounted for each of these transactions as a sale-leaseback.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would welcome the opportunity to discuss with you our responses provided above. Please call me at (617) 796-8214 if you have any questions or require additional information.
Sincerely,
FIVE STAR QUALITY CARE, INC.

/s/ Bruce J. Mackey Jr.
Bruce J. Mackey Jr.
Treasurer & Chief Financial Officer